UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: December 26, 2007

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

ROSH HAAYIN, Israel, December 26, 2007 – attached hereto and incorporated by reference herein are slides with respect to Blue Square Israel Ltd. that were part of a presentation given by the the controlling shareholder of Blue Square, Alon Israel Oil Company Ltd. that relate to, among other things, Mega in Town.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 183 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.

Retail in Israel

Blue Square-Israel, Ltd. (NYSE:BSI)

A leading food retailer for the past 70 years

Purchased by Alon in June 2003

Rated AA- by Maalot, an S&P Affiliate

The second largest retail chain in Israel

180 supermarkets on nationwide spread under 3
formats:

“Mega in Town” – neighborhood and city center
stores

“Mega” clubstores – the leading brand in the
Israeli retail market; larger stores located
primarily outside residential areas

“Shefa Shuk” – low-priced stores with products
oriented to growing orthodox population

60% ownership of the BEE Group – non-food retailer
of houseware, gifts, toys, “The $ shop” & baby
products (230 stores)

Liquidity – approximately $200 million cash/deposits

2006 Sales – $1.54 billion

Jan - Sep 30 2007 Sales - $1300 million

On Track in Execution of 5-Yr Plan

  June
2003

Entry of
Bronfman-
Alon Group

Secured
the
platform

Built new team

Raised capital

Stabilized
business

Efficiency!

Implemented
focused brand
strategy

Acquired BEE
Group
(formerly Kfar
Hashashuim)

2005

2004

2006

Built

market
share

Leverage
Assets

Acquisition of
49%(1)

    of “Diners”

Launch
customer
loyalty
program

Spin off  of
real-estate to
subsidiary

1.  Subject to agreed upon milestones

Growth
Strategies

“Mega in
Town”

Non food
expansion

Health /
organic food

2007  2008

108

223

305

229

200

203

214

90

61

(7)

Operating Income

Net Income

% = Operating Margin

4.0%

3.7%

4.0%

4.7%

2003

2004

2005

2006

1-9/2007

4.3%

5,171

5,366

5,797

6,515

6,930

2003

2004

2005

2006

2007E

10

(12)

2

4

7

2003

2004

2005

2006

2007

-11%

-1%

2%

6%

1%

2003

2004

2005

2006

1-9/2007

(1) Assumes 1-9/07 revenues represent 75% of yearly revenues

  (1)

* CAGR: Compound Annual Growth Rate

Higher Operating Margin and Income

Steady Revenue Growth

New Stores Opened (net of stores closed)

Increasing Same Store Sales

E

Improving Operational and Financial Profile

(NIS in millions)

(NIS in millions)

Sales 1-9/2007

NIS Million

S.S.S  1-9            5.7%                      0%

2006

2007

S.S.S  7-9           2.7%                      0.8%

4,925

5,198

1,710

1,824

500

1,500

2,500

3,500

4,500

5,500

2006

2007

7-9

1-9

Gross Profit 1-9/2007

NIS Million

Gross Profit 1-9                        25.9%                26.5%

2006

2007

Gross Profit 7-9                         26.1%                26.3%

1,274

1,375

447

480

200

400

600

800

1000

1200

1400

2006

2007

7-9

1-9

Strong Balance Sheet

(1)

(1) Excluding BSRE

BSI Retail consolidated

NIS Million

   30.09.07

31.12.06

526

577

Cash and cash equivalents

(11)

37

Net debt

260

Dividend to be paid

983

993

Shareholders' equity

(1.14)%

3.74%

Net debt / Equity

(1.15)%

3.61%

Leverage

(Net debt /    Net debt + Equity)

Blue Square’s Future Growth

Strategic Initiatives

Launched “Mega in Town” to bring discount shopping into the neighborhood

Non-food expansion – The BEE Group

Purchased Vardinon (Textile, TASE:WRDT) and Naaman (Houseware,
TASE:NAMN)

Strong foothold in Israel’s emerging Organic/Health food market

Purchased controlling share of Eden Nature Market

M&A opportunities in Europe and the US

North American Market for Organic Food & Drink
Revenue & Forecasts 2002-2012
Revenues ($ billion)
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Revenues ($ billion)
Source: Organic Monitor

Organic/Natural Food Market

Israeli Market:

Estimated Health & Organic market in Israel – NIS 1.5 billion

Organic food consumption increases 30% - 40% each year

לראשונה בישראל!
עדן טבע
מרקט
סופרמרקט ענק של מוצרים אורגניים,
טבעיים ובריאים, עם מגוון עצום של
14,000 פריטים שלא תמצאו בשום
מקום אחר. והכל... באהבה מהטבע

Eden Teva

First Organic Hypermarket in Israel

Leveraging Blue Square’s resources for fast roll out of new stores

1

2

5

7

9

0

10

2006

2007

2008E

2009E

2010E

Number of Stores

Mega In Town

Competitive Price

Neighborhood
stores

Hypermarkets

Mega in Town

Launched August 15, 2007

מגה בעיר
Jan 07
Feb 07
Mar-Apr 07
May 07
Jun 07
Jul 07
Aug 07
Holidays 07
Sep-Oct 07
Nov 07
Week 47
Week 49

SSS Mega in Town

Mega in Town

Launch of

2.2%

3.2%

4.2%

10.9%

15.5%

15.7%

7.2%

5.6%

3.6%

1.0%

-1.1%

-0.2%

-2%

0%

2%

4%

6%

8%

10%

12%

14%

16%

18%

Mega in Town - Market Share

Launch
of Mega
in Town

* Storenext

7.5%

8.0%

8.5%

9.0%

9.5%

10.0%

10.5%

11.0%

0

1

2

3

4

5

6

7

8

9

10

11

12

Week

Week 23
Week 25
Week 27
Week 29
Week 31
Week 33
Week 35
Week 42
Week 44
Week 46
Week 48
Week 49

Weekly revenue increase* - Mega in Town

Mega In Town launch

16.6%

* Compared to week 23, excluding the effect of holidays, new stores and stores converted from other brands

90

100

110

120

130

Israel’s Organized Food Sector:
Lower Penetration than Europe / U.S.

Room for
future
growth

Average:  77%

52%

75%

75%

75%

78%

89%

92%

Portugal

Belgium

Holland

France

US

UK

Israel

Strengths and Strategy

Strengths

Leading retailer in Israeli market

Diversified formats appealing to most population segments

Strong brand – “MEGA”

Increasing non-food sales (BEE)

Strategy

Growth in Israel through:

Opening additional stores in locations with potential for growth

New categories: organic food, ready to eat, etc.

Innovative diversification of services and products: financial services, insurance, etc.

Keep developing new markets – BEE Group (baby products, clothes, games, health and beauty, etc.), fresh food

Matching the right store format to each demographic area (different customers have different needs)

Growth outside of Israel through:

M&A in Europe and the US